SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         PROXYMED, INC. (FT. LAUDERDALE)
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    744290305
                      (CUSIP Number of Class of Securities)


                                  Michael Falk
                            PVC Funding Partners, LLC
                                830 Third Avenue
                               New York, NY 10022
                                 (212) 829-5800

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 801-9200

                                December 13, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (continued on following pages)

                               (Page 1 of 7 Pages)

                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
         CUSIP No. 744290305
-------------------------------------------------------------------------------
         1.   NAME OF REPORTING PERSON: PVC Funding Partners, LLC
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [ ]
                                                                 (b) [ ]
-------------------------------------------------------------------------------
         3.   SEC USE ONLY
-------------------------------------------------------------------------------
         4.   SOURCE OF FUNDS
              WC (SEE ITEM 3)
-------------------------------------------------------------------------------
         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
-------------------------------------------------------------------------------
         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
               NUMBER OF         7.       SOLE VOTING POWER
                SHARES                    0
                                 ----------------------------------------------
             BENEFICIALLY        8.       SHARED VOTING POWER
               OWNED BY                   0
                                 ----------------------------------------------
            EACH REPORTING       9.       SOLE DISPOSITIVE POWER
                PERSON                    0
                 WITH            10.      SHARED DISPOSITIVE POWER
                                          0
         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
-------------------------------------------------------------------------------
         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                       [ ]
-------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
-------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON
              OO

                               (Page 2 of 7 Pages)

                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------
         CUSIP No. 744290305
-------------------------------------------------------------------------------
         1. NAME OF REPORTING PERSON: Michael Falk S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON:
-------------------------------------------------------------------------------
         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
         3.   SEC USE ONLY
-------------------------------------------------------------------------------
         4.   SOURCE OF FUNDS
              AF/PF (SEE ITEM 3)
-------------------------------------------------------------------------------
         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
-------------------------------------------------------------------------------
         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------------------------------------------------------------------------------
               NUMBER OF          7.       SOLE VOTING POWER
                SHARES                     401,449
                                  ---------------------------------------------
             BENEFICIALLY         8.       SHARED VOTING POWER
               OWNED BY                    581,183
                                  ---------------------------------------------
            EACH REPORTING        9.       SOLE DISPOSITIVE POWER
                PERSON                     401,449
                 WITH             10.      SHARED DISPOSITIVE POWER
                                           581,183

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              982,632
-------------------------------------------------------------------------------
         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                [ ]
-------------------------------------------------------------------------------
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%
-------------------------------------------------------------------------------
         14.  TYPE OF REPORTING PERSON
              IN

                                        (Page 3 of 7 Pages)

This Amendment No. 2 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on March 12, 2004 pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended and restated by Amendment No. 1 thereto, filed with the Commission on April 29, 2004 (together, the "Original 13D"), by PVC Funding Partners, LLC ("PVC Funding") and Michael Falk ("Falk") with respect to shares of common stock, $.001 par value per share ("Common Stock"), of ProxyMed, Inc., a Florida corporation, with its principal executive offices located at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

Item 2. Identity and Background.

         The response to Item 2 is hereby amended and supplemented by adding the following:

         (d) and (e). During the last five years, neither PVC Funding nor Falk nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

         The response to Item 3 is hereby amended and supplemented by adding the following:

On December 13, 2006, PVC Funding instructed its transfer agent to distribute to PVC Funding's affiliates 1,040,106 shares of Common Stock of the Issuer owned of record by PVC Funding (the "Distribution"), representing all shares of Common Stock beneficially owned by PVC Funding. No additional consideration was paid by the affiliates to PVC Funding in connection with such Distribution.


Item 4. Purposes of Transaction.

         The response to Item 4 is hereby amended and supplemented by adding the following:

         Except in the ordinary course of business or as set forth in the Original 13D, neither Falk nor PVC Funding has any present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Notwithstanding anything to the contrary contained herein, each of Falk and PVC Funding reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above or in the Original 13D.

                               (Page 4 of 7 Pages)

Item 5. Interests in Securities of the Issuer.

         The response to Item 5, Part (a) is hereby amended and supplemented by adding the following:

         As of the close of business on the date of this Amendment No. 2, Falk could be deemed to beneficially own a total of 982,632 shares (the "Falk Shares") of Common Stock of the Issuer (representing approximately 7.4% of the outstanding capital stock of the Issuer as of December 13, 2006). Of the Falk Shares, Falk beneficially owns of record an aggregate of 401,449 shares of Common Stock, representing (i) 124,190 shares of Common Stock of the Issuer owned by Falk prior to the Merger Transaction, (ii) 1,000 shares of Common Stock of the Issuer owned by Falk's IRA prior to the Merger Transaction, (iii) 4,508 shares of Common Stock of the Issuer received by Falk in exchange for 56,511 shares of common stock of PV owned by Falk, at a conversion rate of .08271 per share, (iv) 9,537 shares of Common Stock of the Issuer, pursuant to a distribution made by ComVest Capital Partners on April 13, 2004, (v) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of May 22, 2002, at an exercise price of $20.20 and shall expire on May 22, 2012,
(vi) options to purchase 3,334 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2004, at an exercise price of $7.28 and shall expire on April 16, 2013, (vii) options to purchase 3,333 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2005, at an exercise price of $7.28 and shall expire on April 16, 2013, (viii) options to purchase 3,333 shares of Common Stock of the Issuer, exercisable by Falk as of April 16, 2006, at an exercise price of $7.28 and shall expire on April 16, 2013, (ix) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of May 29, 2003, at an exercise price of $10.63 and shall expire on May 29, 2013,
(x) options to purchase 1,875 shares of Common Stock of the Issuer, exercisable by Falk as of December 31, 2003, at an exercise price of $10.63 and shall expire on May 29, 2013, (xi) options to purchase 625 shares of Common Stock of the Issuer, exercisable by Falk as of June 2, 2004, at an exercise price of $10.63 and shall expire on May 29, 2013, (xii) options to purchase 5,000 shares of Common Stock of the Issuer, exercisable by Falk as of June 2, 2004, at an exercise price of $10.63 and shall expire on June 2, 2014, (xiii) 148,433 shares of Common Stock of the Issuer, pursuant to a distribution made by Commonwealth Associates, L.P. ("Commonwealth Associates") on May 10, 2005, (xiv) 19,048 shares of Common Stock of the Issuer, pursuant to a distribution made by ComVest Group Holdings, LLC f/k/a Commonwealth Associates Group Holdings, LLC ("CGH") on July 1, 2005, and (xv) 67,233 shares of Common Stock of the Issuer, pursuant to a distribution made by CGH on December 13, 2006.

         As of the close of business on the date of this Amendment No. 2, PVC Funding beneficially owned a total of 0 shares of common stock of the Issuer (representing approximately 0% of the outstanding capital stock of the Issuer as of December 13, 2006). By virtue of his status as the managing partner of ComVest Venture, the principal member of PVC Funding, Falk may be deemed to have indirect beneficial ownership of all of the shares of Common Stock of the Issuer owned by PVC Funding. However, Falk disclaims any beneficial ownership of that portion of such shares that are beneficially owned by third-party investors in PVC Funding.

                               (Page 5 of 7 Pages)

         The remainder of the Falk Shares are owned as follows:

         (i) 5,000 shares of Common Stock of the Issuer are owned by the Falk Family Foundation. Such Shares were owned prior to the Merger Transaction. Falk may be deemed to have indirect beneficial ownership of these shares. However, Falk disclaims any beneficial ownership of such shares.

         (ii) 1,000 shares of Common Stock of the Issuer are owned by the Mikaela Falk Trust, of which Michael Falk's wife, Annie Falk, of Trustee. Such shares were owned prior to the Merger Transaction. Falk may be deemed to have indirect beneficial ownership of these shares. However, Falk disclaims any beneficial ownership of such shares.

         (iii) 1,000 shares of Common Stock of the Issuer are owned by the Gianna Falk Trust, of which Michael Falk's wife, Annie Falk, is Trustee. Such shares were owned prior to the Merger Transaction. Falk may be deemed to have indirect beneficial ownership of these shares. However, Falk disclaims any beneficial ownership of such shares.

         (iv) 1,101 shares of Common Stock of the Issuer are owned by Annie Falk, Michael Falk's wife. Such shares were owned prior to the Merger Transaction. By virtue of his status as Annie Falk's husband, Falk may be deemed to have indirect beneficial ownership of these shares. However, Falk disclaims any beneficial ownership of such shares.

         (v) 19,932 shares of Common Stock of the Issuer are owned by CGH, which consists of (A) 530 shares which were received by CGH in exchange for 6,408 shares of common stock of PVC Funding owned by CGH, at a conversion rate of ..08271 per share and (B) 19,402 shares which CGH purchased from Commonwealth Associates on April 18, 2005. By virtue of his status as Chairman and majority member of CGH, Falk may be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in CGH.

         (vi) 553,150 shares of Common Stock of the Issuer are owned by ComVest Ventures, which consists of (A) 112,281 shares which were purchased by ComVest Venture for a purchase price of $1,600,000 at a rate of $14.25 per share, (B) 220,434 shares of Common Stock of the Issuer, pursuant to a distribution made by PVC Funding on July 1, 2005, and (C) 220,435 shares of Common Stock of the Issuer, pursuant to a distribution made by PVC Funding on December 13, 2006. By virtue of his status as managing member of ComVest Venture, Falk may be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in ComVest Venture.

                               (Page 6 of 7 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

         Dated: December 20, 2006



                            PVC FUNDING PARTNERS, LLC



                            By:      COMVEST VENTURE PARTNERS, LP

                                     By:/s/Michael Falk
                                        --------------------------
                                     Name:  Michael Falk
                                     Title:  Managing Partner

         Dated:  December 20, 2006

                           /s/Michael Falk
                           --------------------------------------
                           MICHAEL FALK, individually




                               (Page 7 of 7 Pages)